Amy Crouse

1998	received BA in Elementary Education
1998-1999	substitute teacher
1999	Retail
2004-2011	Independent Consultant for Arbonne International. Achieved the highest rank of National Vice President by 2006 which was in the top 1% of the company
2013	retail sales
2013	started Bolder Bands